CYRULI SHANKS & ZIZMOR, LLP

420 Lexington Avenue

Suite 2320

New York, NY 10170

December 12, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

RE:	Ultimax Digital, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1 CIK No. 000-1878543

Dear Division of Corporate Finance Staff:

On behalf of Ultimax Digital, Inc. (the “Company”), I am pleased to provide a response to the Staff’s December 9, 2022 comments on the above-referenced Registration Statement.

The numbered paragraphs and headings below correspond to those set forth in the December 9, 2022 Comment Letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended Draft Registration Statement. All references to page numbers in these responses are to pages of the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1 filed November 25, 2022 Balance Sheets as of September 30, 2022 and December 31, 2021, page F-2

1. Please revise to indicate the balance sheet as of September 30, 2022 is unaudited.

Response:

The September 30, 2022 balance sheet has been revised to indicate that it is unaudited. Please see page F-2.

Statements of Cash Flows for the Nine Months Ended September 30, 2022 and 2021, page F-4

2. Please revise to ensure the amount presented as net cash used in operating activities is accurate.

Response:

The amount presented as net cash used in operating activities has been revised to correct a mathematical error. Please see page F-4.

Exhibits

3. Please include current consents from your independent auditor.

Response:

A current consent from the Company’s independent auditor has been included as Exhibit 23.1.

If you have any questions, please do not hesitate to contact me at (917) 596-0905.

Sincerely,

/s/ Paul Goodman

Via: EDGAR

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